EXHIBIT 99.91

CERTIFICATE OF AUTHOR

I, Mark A. Odell, P.E., do hereby certify that:.

1.

I am an Independent Mining Engineering Consultant and contributed to a Technical Report entitled “Minas de Oro Nacional, S.A. de C.V. - Mulatos Project Technical Report Update” dated 21 December 2012 as an associate of the following organization:

Practical Mining LLC 495 Idaho Street, Suite 205 Elko, Nevada 89801 775-345-3718 markodell@practicalmining.com

2.	This certificate applies to the Report titled “Minas de Oro Nacional, S.A. de C.V. - Mulatos Project Technical Report Update” dated 21 December 2012 (the “Technical Report”).

3.	I am a Registered Professional Mining Engineer in the State of Nevada (#13708), and a Registered Member (#2402150) of the Society for Mining, Metallurgy and Exploration (SME).

4.	I am a graduate of The Colorado School of Mines, Golden Colorado with a Bachelor of Science Degree in Mining Engineering in 1985. I have practiced my profession continuously since 1985.

5.	Since 1985, I have been engaged in engineering and operational capacities for base metal, precious metal and coal mines in both surface and underground environments in North America, Africa and Asia.

6.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my experience and qualifications and good standing with proper designation within a recognized professional organization fully meet the criteria as a Qualified Person as defined under the terms of NI 43-101.

7.	I am responsible for preparing portions of Section 15, Section 16, and Section 21 of the technical report.

8.	I last visited the property on November 13 and 14, 2011.

9.	I am independent of the Issuer within the meaning of Section 1.5 of NI 43-101.

10.	I have read National Instrument 43-101 and Form 43-101F1, and the sections of the Technical Report for which I am responsible have been prepared in compliance with that instrument and form.

11.

As at the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all the scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

12.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 21st Day of December 2012

Signature of Qualified Person
Mark A. Odell
Print Name of Qualified Person